Filed by Paine Webber Group Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Paine Webber Group Inc.
                                                 Commission File No.:001-07367

                                                              October 12, 2000


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                                    UBS AG
                       Election of Merger Consideration

Any election must be made no later than 5:00 p.m., New York City time, two trading days prior to the date of consummation of the Merger. The time and date of the expiration of the election period is herein referred to as the "Election Deadline".

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

UBS AG ("UBS"), UBS Americas Inc. ("UBS Americas") and Paine Webber Group Inc. ("Paine Webber") have entered into an Agreement and Plan of Merger dated as of July 12, 2000 (the "Merger Agreement"), pursuant to which, subject to certain conditions, including the adoption of the Merger Agreement by the stockholders of Paine Webber, Paine Webber will merge with and into UBS Americas, thereby becoming a wholly owned subsidiary of UBS (the "Merger"). As outlined in the September 21, 2000 Proxy Statement/Prospectus previously distributed to Paine Webber stockholders, the terms of the Merger Agreement allow Paine Webber stockholders to choose, subject to certain limitations, the type of consideration (either cash or UBS ordinary shares) that they will receive in exchange for their Paine Webber shares. It is now time for Paine Webber stockholders to choose the merger consideration that they wish to receive.

The options are:

1. Exchange all Paine Webber shares for cash. A stockholder may select this option, indicating that the stockholder wants to receive $73.50 cash in exchange for each Paine Webber share, subject to the proration provisions of the Merger Agreement.

2. Exchange all shares for UBS ordinary shares. A stockholder may select this option, indicating that the stockholder wants to receive 0.4954 of a UBS ordinary share in exchange for each Paine Webber share, subject to the proration provisions of the Merger Agreement.

3. No Preference. A stockholder may select this option, indicating that the stockholder has no preference as to the type of consideration the stockholder will receive, and will accept cash or UBS ordinary shares, in each case subject to the proration provisions of the Merger Agreement.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. A Form of Election for your use and for the information of your clients (together with the accompanying Substitute Form W-9).

2.   A client letter for your use and for the information of your clients.

3. A Notice of Guaranteed Delivery to be used in connection with an election of Merger consideration if the certificates for Paine Webber shares cannot be delivered or the procedures for book entry transfer cannot be completed on a timely basis.


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                                                                               2


4. Guidelines of the Internal Revenue Service for the Certification of the Taxpayer Identification Number on Substitute Form W-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

In order to make a valid election, a duly executed and properly completed Election Form, including any required signature guarantees and any other documents, should be sent to the Exchange Agent, together with either certificate(s) representing Paine Webber shares (if the election is for cash or UBS ordinary shares) or timely confirmation of their book-entry transfer.

Holders of Paine Webber shares whose certificate(s) for such Paine Webber shares are required to be sent and are not immediately available or who cannot deliver such certificate(s) to the Exchange Agent or complete the procedures for book-entry transfer prior to the Election Deadline must follow the procedure for guaranteed delivery set forth on the Notice of Guaranteed Delivery Form.

Any inquiries you may have with respect to the making of an election should be addressed to ChaseMellon Shareholder Services, L.L.C., the Exchange Agent, at 44 Wall Street 7th Floor, New York, New York 10005; Phone Tollfree 1-888-634-5906. Additional copies of the enclosed materials may be obtained from the Exchange Agent at the same address and telephone number.



Very truly yours,
UBS AG
PAINE WEBBER GROUP INC.



NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF UBS AG, PAINE WEBBER GROUP INC. OR THE EXCHANGE AGENT OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH ANY ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.



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                                                                               3

                          Notice of Guaranteed Delivery
                    (Not to be Used For Signature Guarantees)
                                       of
                            Shares of Common Stock of
                             PAINE WEBBER GROUP INC.
                        Pursuant to the Form of Election

This form or a facsimile hereof must be used to guarantee delivery of shares of common stock (the "Paine Webber Shares") of Paine Webber Group Inc. ("Paine
                 Webber") in connection with an election if:

(a)  certificates for Paine Webber Shares are not immediately available;

(b) the procedures for book entry transfer cannot be completed on a timely basis; or

(c) certificates for Paine Webber Shares cannot be delivered to the Exchange Agent prior to the election deadline, which is 5:00 p.m., New York City time, two trading days prior to the date of consummation of the Merger (the "Election Deadline").

This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent.

                              The Exchange Agent:
                    ChaseMellon Shareholder Services, L.L.C.

By Registered or Certified Mail:                By Facsimile Transmission:
Reorganization Department                             (201)-296-4293
Post Office Box 3301                  Confirm Receipt of Facsimile by Telephone:
South Hackensack, NJ 07606-1901                       (201) 296-4860


                         By Hand or Overnight Delivery:
                    ChaseMellon Shareholder Services, L.L.C.
                              Reorganization Dept.
                               85 Challenger Road
                           Ridgefield Park, NJ 07660

     Delivery of this form to an address other than as set forth above or transmission of instructions via a facsimile number other than as set forth above does not constitute valid delivery.

     This form is not to be used to guarantee signatures. If a signature on a Form of Election is required to be guaranteed by an "eligible institution" under the instructions thereto, the signature guarantee must appear in the applicable space provided in the signature box on the Form of Election.

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                                                                               4


Ladies and Gentlemen:

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Form of Election and related instructions, receipt of which is hereby acknowledged, the number of Paine Webber Shares specified below pursuant to the guaranteed delivery procedure set forth below.

-------------------------------------------------------------------------------
                                                                       SIGN HERE

(Please type or print)
Certificate Nos.
(if available):_______________________         ________________________________

No. of shares: _______________________         ________________________________
                                                      Signature(s)

_____________________________________          Dated: _________________________
          Name or Names

_____________________________________          If shares will be delivered
                                               by book-entry transfer, fill
                                               in the applicable account
                                               number below:

_____________________________________
                Address                        The Depository Trust Company
                                               DTC Account No: ________________
_____________________________________          Transaction Code No.: __________
Area Code and Telephone Number(s)





GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Form of Election, accompanied (in the case that you elect to receive cash or UBS ordinary shares in exchange for your Paine Webber Shares) by stock certificates representing Paine Webber Shares currently held by you (or a proper guarantee of delivery, as described below), no later than 5:00 p.m., New York City time, two trading days prior to the date of consummation of the Merger. Persons whose stock certificates are not immediately available (and who have elected to receive cash or UBS ordinary shares in exchange for their Paine Webber Shares) also may make an election by completing the Form of Election and submitting it to the Exchange Agent by the Election Deadline, and by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Society of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is hereby guaranteed, are in fact delivered to the Exchange Agent no later than the third New York Stock Exchange, Inc. trading day after the due completion and execution of this Notice of Guaranteed Delivery, and, in any event, no later than 5:00 p.m., New York City time, on the third New York Stock Exchange, Inc. trading day after the Election Deadline (the "Guaranteed Delivery Deadline")).


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                                                                               5


If the Exchange Agent does not receive a properly completed Form of Election accompanied (in the case that you elect to receive cash or UBS ordinary shares in exchange for your Paine Webber Shares) by all stock certificates by the Election Deadline (unless a Form of Election and a Guarantee of Delivery have been properly completed and delivered by the Election Deadline and the certificates are received by the Exchange Agent by the Guaranteed Delivery Deadline), you will be deemed to have made no election and the type of Merger consideration to be given will be determined in accordance with the Merger Agreement.

                               DELIVERY GUARANTEE
                   (NOT TO BE USED FOR A SIGNATURE GUARANTEE)

     THE UNDERSIGNED IS A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN "ELIGIBLE GUARANTOR INSTITUTION," AS SUCH TERM IS DEFINED IN RULE 17AD-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN "ELIGIBLE INSTITUTION"), AND GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY INTO THE EXCHANGE AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY WITHIN THREE (3) NEW YORK STOCK EXCHANGE, INC. TRADING DAYS OF THE DATE HEREOF.

     The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the certificates representing Paine Webber Shares to the Exchange Agent within the time period set forth herein. Failure to do so could result in a financial loss to such Eligible Institution.

        Authorized Signature: _________________________________________________

        Name: _________________________________________________________________
               (Please Print)

        Title: ________________________________________________________________

        Name of Firm:__________________________________________________________

        Address: ______________________________________________________________

        _______________________________________________________________________
        (Including Zip Code)

        Area Code and Telephone Number:________________________________________

        Date:__________________________________________________________________


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                                                                               6

                                     UBS AG
                        Election of Merger Consideration

Any election must be made no later than 5:00 p.m., New York City time, two trading days prior to the date of consummation of the Merger. The time and date of the expiration of the election period is herein referred to as the "Election Deadline".

To Our Clients:

UBS AG ("UBS"), UBS Americas Inc. ("UBS Americas") and Paine Webber Group Inc. ("Paine Webber") have entered into an Agreement and Plan of Merger dated as of July 12, 2000 (the "Merger Agreement"), pursuant to which, subject to certain conditions, including the adoption of the Merger Agreement by the stockholders of Paine Webber, Paine Webber will merge with and into UBS Americas, thereby becoming a wholly owned subsidiary of UBS (the "Merger"). As outlined in the September 21, 2000 Proxy Statement/Prospectus (the "Proxy Statement /Prospectus") previously distributed to you, the terms of the Merger Agreement allow you to choose, subject to certain limitations, the type of consideration (either cash or UBS ordinary shares) that you will receive in exchange for your Paine Webber shares. It is now time for you to choose the merger consideration that you wish to receive.

We (or our nominees) are the holder of record of Paine Webber shares held by us for your account. An election for your Paine Webber shares can be made only by us as the holder of record and pursuant to your instructions. The Form of Election is furnished to you for your information only and cannot be used by you to make an election for the Paine Webber shares held by us for your account.

The options are:

1. Exchange all Paine Webber shares for cash. You may select this option, indicating that you want to receive $73.50 cash in exchange for each Paine Webber share, subject to the proration provisions of the Merger Agreement.

2. Exchange all Paine Webber shares for UBS ordinary shares. You may select this option, indicating that you want to receive 0.4954 of a UBS ordinary share in exchange for each Paine Webber share, subject to the proration provisions of the Merger Agreement.

3. No Preference. You may select this option, indicating that you have no preference as to the type of consideration you will receive, and will accept cash or UBS ordinary shares, in each case subject to the proration provisions of the Merger Agreement.

AN ELECTION FOR YOUR SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD THEREOF AND PURSUANT TO YOUR INSTRUCTIONS. ACCORDINGLY, WE REQUEST INSTRUCTIONS ON WHETHER YOU WISH TO ELECT TO RECEIVE CASH OR UBS ORDINARY SHARES, OR IF YOU HAVE NO PREFERENCE AS TO THE TYPE OF CONSIDERATION THAT YOU WILL RECEIVE, FOR THE SHARES HELD BY US (OR OUR NOMINEES) FOR YOUR ACCOUNT, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE MERGER AGREEMENT.


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                                                                               7


Please note the following:

o The Election Deadline is 5:00 p.m., New York City time, two trading days prior to the date of consummation of the Merger. UBS will publicly announce the Election Deadline no later than five trading days prior to the date of consummation of the Merger. Your instructions should be forwarded to us in ample time to permit us to submit an election on your behalf prior to the Election Deadline.

o If you do not respond, the Exchange Agent will determine whether cash or UBS ordinary shares, in each case subject to the proration provisions of the Merger Agreement, will be distributed to you.

o If you miss the Election Deadline, this is the same as not responding - the Exchange Agent will determine whether cash or UBS ordinary shares, in each case subject to the proration provisions of the Merger Agreement, will be distributed to you.

o You are not guaranteed to receive your election choice. The Merger Agreement provides that the percentage of shares of Paine Webber common stock that will be converted into UBS ordinary shares is fixed at 50%. Therefore, Paine Webber stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the Paine Webber common stock is converted into the right to receive UBS ordinary shares and 50% of the Paine Webber common stock is converted into the right to receive cash. The allocations will be based on the provisions of the Merger Agreement. Refer to the Proxy Statement/Prospectus for more information.

o If you receive cash for all or part of your shares, this will be treated as a taxable event. Because individual circumstances may differ, shareholders should consult their tax advisors to determine the tax effect to them of the Merger, including the application and effect of foreign, state, local or other tax laws.


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                                                                               8


                           INSTRUCTIONS WITH RESPECT
                    TO THE ELECTION OF MERGER CONSIDERATION


Please provide your signed instructions below:


                                ELECTION OPTIONS


_____   Exchange all Paine Webber shares for cash

_____   Exchange all Paine Webber shares for UBS ordinary shares

_____   No Preference


Account Number _____________________________________

____________________________________________________
Signature of Shareholder

____________________________________________________
Signature of Shareholder (if joint account)

____________________________________________________

____________________________________________________

____________________________________________________
Address

____________________________________________________
Area Code and Daytime Phone

____________________________________________________
Tax Identification or Social Security No.

Dated:_________________________________________, 2000


THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT YOUR OPTION AND RISK. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED,
PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME
SHOULD BE ALLOWED TO ENSURE DELIVERY.

If you have any questions, please contact your broker or financial advisor directly, or alternatively contact the Exchange Agent, ChaseMellon Shareholder Services, L.L.C., at 1-888-634-5906.

PROMPT ACTION IS REQUESTED.

This communication is not a solicitation of a proxy from any stockholder of Paine Webber. UBS has filed with the Securities and Exchange Commission (the "SEC") the Proxy Statement/Prospectus which was mailed to Paine Webber stockholders on September 22, 2000. UBS and Paine Webber may file other relevant documents concerning the Merger. WE URGE INVESTORS IN PAINE WEBBER TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED
WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web-site, www.sec.gov. In addition, documents filed with the SEC by UBS will be available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich. Documents filed with the SEC by Paine Webber will be available free of charge from Geraldine Banyai, Assistant Secretary, 1285 Avenue of the Americas, New York, New York 10019.